July 7, 2006

Via facsimile to ((212) 557-0295) and U.S. Mail

Steven L. Glauberman, Esq.
Goldstein & DiGioia, LLP
45 Broadway, 11th Floor
New York,  NY 10006

Re:	First Montauk Financial Corp.
      Revised Preliminary Schedule 14A
      Filed June 23, 2006
      File No. 000-06729

Dear Mr. Glauberman:
	We have the following comment on the above-referenced filing. After reviewing this information, we may or may not raise additional comments.
1. We note from the disclosure in the Questions and Answer section of the proxy statement, among other places, that FMFG AcquisitionCo., Mr. Okun and affiliated entities (together, the "Buyer") have accumulated a significant block of shares of your common stock, preferred stock and convertible debentures subsequent to the execution of the merger agreement. We note that as a result of those acquisitions and the execution of voting agreements, the Buyer has the beneficial ownership of approximately 49% of the common stock and
Series B preferred stock as a single class, 100% of the Series B preferred stock as an independent class and 93% of the Series A preferred stock as an independent class. While we understand you do not represent Buyer, please provide us with a detailed written legal analysis for why the Buyer`s status as an affiliate following these acquisitions does not result in the merger being a going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 and 8 of Exchange Act Release No. 34-17719 (April 13, 1981).

*       *       *       *
      As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Steven L. Glauberman, Esq.
Goldstein & DiGioia, LLP
July 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE